UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Avantor, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05352A 100
(CUSIP Number)

Katherine Krause, Esq. Goldman Sachs & Co. LLC 200 West Street New York, NY 10282 Phone: (212) 902-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) With a copy to: Robert F. Kennedy, Esq. Milbank LLP 55 Hudson Yards New York, NY 10001 (212) 530-5087
May 21, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	05352A 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
72,605,349
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
72,605,349

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
72,605,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC-CO

* All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 565,343,808 shares of common stock, par value $0.01 per share (the “Common Stock”), of Avantor, Inc. (the “Issuer”), outstanding following the initial public offering (the “IPO”) of the Issuer (after giving effect to (1) the full conversion of the junior convertible preferred stock into 194,464,286 shares of Common Stock based on the IPO price of $14.00 per share of Common Stock, (2) the sale of 238,050,000 shares of the Common Stock by the Issuer and the selling stockholder in the IPO, and (3) the full exercise of the underwriters’ option to purchase 31,050,000 additional shares of Common Stock), as reported in the Issuer’s prospectus, dated May 16, 2019, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 20, 2019 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Securities Act”). For calculation purposes, the total number of shares outstanding is further adjusted to reflect shares of Common Stock issuable pursuant to the exercise of warrants owned by the Reporting Persons that are immediately exercisable or exercisable within 60 days, which are deemed outstanding for calculating the percentage ownership and the number of shares beneficially owned by the Reporting Persons holding the warrants.

CUSIP No.	05352A 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Goldman Sachs & Co. LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
72,605,349
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
72,605,349

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
72,605,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%
14	TYPE OF REPORTING PERSON (See Instructions)
BD-PN-IA

CUSIP No.	05352A 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Broad Street Principal Investments, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
31,943,095
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
31,943,095

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,943,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No.	05352A 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bridge Street Opportunity Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
40,662,254
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
40,662,254

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,662,254
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No.	05352A 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
StoneBridge 2017, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
842,500
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
842,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
842,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

SCHEDULE 13D

CUSIP No.	05352A 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
StoneBridge 2017 Offshore, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
389,396
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
389,396

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
389,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No.	05352A 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
StoneBridge 2018, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,576,838
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,576,838

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,576,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No.	05352A 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
StoneBridge 2018 Offshore, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,083,877
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,083,877

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,083,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No.	05352A 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
VWR Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
35,769,643
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
35,769,643

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,769,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Avantor, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is Radnor Corporate Center, Building One, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087.

Item 2.	Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following persons (collectively, the “Reporting Persons”):

1.	The Goldman Sachs Group, Inc., a Delaware corporation (“GS Group”);

2.	Goldman Sachs & Co. LLC, a New York limited liability company (“Goldman Sachs”);

3.	Broad Street Principal Investments, L.L.C., a Delaware limited liability company (“BSPI”);

4.	Bridge Street Opportunity Advisors, L.L.C., a Delaware limited liability company (“Bridge Street”);

5.	StoneBridge 2017, L.P., a Delaware limited partnership (“SB 2017 Fund”);

6.	StoneBridge 2017 Offshore, L.P., a Cayman Islands exempted limited partnership (“SB 2017 Fund Offshore”);

7.	StoneBridge 2018, L.P., a Delaware limited partnership (“SB 2018 Fund”);

8.	StoneBridge 2018 Offshore, L.P., a Cayman Islands exempted limited partnership (“SB 2018 Fund Offshore”);

9.	VWR Partners, L.P., a Cayman Islands exempted limited partnership (“VWR” and, together with SB 2017 Fund, SB 2017 Fund Offshore, SB 2018 Fund and SB 2018 Fund Offshore, collectively, the “GS Funds”).

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Exchange Act.

GS Group is a bank holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking, securities and investment management firm.

Goldman Sachs is an investment banking firm and a member of the New York Stock Exchange and other national exchanges. Goldman Sachs is the manager of BSPI and Bridge Street and the investment manager of each of the GS Funds. Goldman Sachs is a direct subsidiary of GS Group.

BSPI was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component.

Bridge Street is the sole general partner of each of the GS Funds. Bridge Street is an indirect wholly-owned subsidiary of GS Group.

Each of the GS Funds was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component.

The principal address of each of the Reporting Persons is 200 West Street, New York, NY 10282-2198.

The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman Sachs, which is responsible for making all investment decisions for BSPI, Bridge Street and each of the GS Funds are set forth in Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of BSPI and Bridge Street, are set forth in Schedule II-B hereto and are incorporated herein by reference.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 99.1.

During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedule I, Schedule II-A or Schedule II-B, hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

In November 2017 and June 2018, BSPI and the GS Funds purchased an aggregate of 359,000 shares of Junior Convertible Preferred Stock (“Junior Convertible Stock”) for an aggregate purchase price of $359 million. In addition, in November 2017, BSPI, SB 2017 Fund and SB 2017 Fund Offshore purchased an aggregate of 318,950 shares of Series A Preferred Stock (the “Series A Preferred Stock”) of the Issuer for an aggregate purchase price of approximately $319 million. In connection with the acquisition of the Series A Preferred Stock, BSPI, SB 2017 Fund and SB 2017 Fund Offshore acquired an aggregate of 1,133,920 warrants (the “warrants”) exercisable for nominal consideration for shares of Common Stock.

On May 16, 2019, in anticipation of the IPO, the Issuer effected a 5-for-1 split of its Common Stock.

On May 21, 2019, the closing date of the Issuer’s IPO, all of the shares of Junior Convertible Stock were automatically converted into Common Stock, as a result of which the Reporting Persons received an aggregate of 66,471,429 shares of Common Stock, based on the IPO price of $14.00 per share. In connection with the IPO, all shares of Series A Preferred Stock were redeemed at a redemption price equal to the sum of 100% of the liquidation preference of such shares as of the redemption date, plus accumulated and unpaid dividends and a make-whole amount. In addition, BSPI acquired an additional 5,000,000 shares of Common Stock in the IPO at the IPO price of $14.00 per share, of which 502,788 shares were subsequently transferred to SB 2018 Fund and 211,498 were subsequently transferred to SB 2018 Fund Offshore.

The funds used by BSPI to purchase the Junior Convertible Stock, the Series A Preferred Stock and 5,000,000 shares of Common Stock in the IPO were funded from working capital of BSPI. The funds used by each of the GS Funds to purchase the Junior Convertible Stock and Series A Preferred Stock, as applicable, were funded from capital contributions from their respective partners.

None of the persons listed on Schedules I, II-A or II-B hereto contributed any funds or other consideration towards the acquisition of the Common Stock except insofar as they may have partnership or member interests in any of the Reporting Persons and have made capital contributions to any of the Reporting Persons, as the case may be.

Goldman Sachs acted as a lead underwriter in the IPO and received a commission for acting in that role.

Item 4.	Purpose of Transaction

The information set forth or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The GS Funds and BSPI have acquired the Common Stock reported herein for investment purposes, and such purchases have been made in the GS Funds’ and BSPI’s ordinary course of business.

The Reporting Persons may further sell, purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock of other securities of the Issuer at times, and in such manner, as they deem advisable to benefit from changes in the market prices of such Common Stock, changes in the Issuer’s operations, business strategy or prospects, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, or from the sale or merger of the Issuer. The Reporting Persons may also be entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer without affecting their beneficial ownership of shares of Common Stock. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Common Stock, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional shares of the Common Stock or dispose of all the shares of Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following table sets forth, as of May 21, 2019, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of such date. The information below is based upon a total of 565,343,808 shares of Common Stock outstanding following the IPO (after giving effect to (1) the full conversion of the junior convertible preferred stock into 194,464,286 shares of Common Stock based on the IPO price of $14.00 per share of Common Stock, (2) the sale of 238,050,000 shares of the Common Stock by the Issuer and the selling stockholder in the IPO, and (3) the full exercise of the underwriters’ option to purchase 31,050,000 additional shares of Common Stock). For calculation purposes, the total number of shares outstanding is further adjusted to reflect shares of Common Stock issuable pursuant to the exercise of warrants owned by the Reporting Persons that are immediately exercisable or exercisable within 60 days, which are deemed outstanding for calculating the percentage ownership and the number of shares beneficially owned by the Reporting Persons holding the warrants.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or direct the disposition
The Goldman Sachs Group, Inc.	72,605,349	12.8%	0	72,605,349	0	72,605,349
Goldman Sachs & Co. LLC	72,605,349	12.8%	0	72,605,349	0	72,605,349
Broad Street Principal Investments, L.L.C.	31,943,095	5.6%	0	31,943,095	0	31,943,095
StoneBridge 2017, L.P.	842,500	0.1%	0	842,500	0	842,500
StoneBridge 2017 Offshore, L.P.	389,396	0.1%	0	389,396	0	389,396
StoneBridge 2018, L.P.	2,576,838	0.5%	0	2,576,838	0	2,576,838
StoneBridge 2018 Offshore, L.P.	1,083,877	0.2%	0	1,083,877	0	1,083,877
VWR Partners, L.P.	35,769,643	6.3%	0	35,769,643	0	35,769,643
Bridge Street Opportunity Advisors, L.L.C.	40,662,254	7.2%	0	40,662,254	0	40,662,254

In accordance with the SEC Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

(c) Except for the transactions effected in connection with the IPO, including (1) the conversion of the Junior Preferred Stock into shares of Common Stock, and (2) the purchase of 5,000,000 shares of Common Stock in the IPO by BSPI, no transactions in the Common Stock were effected by any Reporting Person or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I, Schedule II-A or Schedule II-B, during the period from March 21, 2019 to May 21, 2019.

(d)  Except for clients of Goldman Sachs or another  investment advisor subsidiary of GS Group who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in client accounts, no person, other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders Agreement

BSPI and certain other Reporting Persons are parties to a Stockholders Agreement, dated November 21, 2017 (the “Stockholders Agreement”), with the Issuer and certain other stockholders of the Issuer, pursuant to which, prior to the IPO, BSPI has nominated two directors to the Board of Directors of the Issuer (the “Board”) who continue serving on the Board and, following the IPO, BSPI has a right to designate a director to the Board for so long as it holds at least 50% of the number of shares of Common Stock that were issued to BSPI upon conversion of the Junior Convertible Stock. The parties to the Stockholders Agreement, including certain Reporting Persons, have “piggyback” rights to participate in a registered offering of the Issuer’s securities by affiliates of New Mountain Capital and tag-along rights in connection with any transfers by affiliates of New Mountain Capital of the Issuer’s equity securities in an unregistered offering to a third-party investor, except for a broker-dealer transaction. The Issuer’s equity securities may be sold by the parties to the Stockholders Agreement only to (i) affiliates, subject to certain restrictions, or (ii) in a transaction that is exempt under the Securities Act or that is made through the exercise of registration rights provided in the Registration Rights Agreement.

Registration Rights Agreement

BSPI and certain other Reporting Persons (the “GS Registration Rights Holders”) are parties to a Registration Rights Agreement, dated November 21, 2017 (the “Registration Rights Agreement”), with the Issuer and certain other stockholders of the Issuer. Subject to certain conditions, the Registration Rights Agreement provides the GS Registration Rights Holders and certain other stockholders, as well as holders of a majority of the voting power of the warrants, with an unlimited number of “demand” registrations following an initial public offering, permitting the demanding party to request the registration of shares of the Common Stock held by such party in an offering registered under the Securities Act. In addition, under the Registration Rights Agreement, all holders of registrable securities party thereto are provided with customary “piggyback” registration rights following an initial public offering, permitting such party to participate in offerings of shares of the Common Stock initiated by other parties. The Registration Rights Agreement also provides that the Issuer will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act.

IPO Lock-Up

In connection with the IPO, certain Reporting Persons executed lock-up agreements with the underwriters that, subject to certain exceptions, restrict the disposition of, or hedging with respect to, the shares of the Common Stock or securities convertible into or exchangeable for shares of Common Stock they beneficially own, for 180 days following the pricing date of the IPO, except with the prior written consent of certain of the underwriters.

The foregoing summaries of the Stockholders Agreement, the Registration Rights Agreement and the lock-up agreements are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements included as Exhibits 1 to 6 hereto, which are incorporated herein by reference.

Except as set forth herein, to the best of such Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock and aforementioned parties, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities, that require reporting.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1.	Stockholders Agreement, dated November 21, 2017, by and among the Issuer and the stockholders party thereto (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on Form S-1 of the Issuer filed on May 16, 2019).

2.	Amendment to Stockholders Agreement, dated as of March 15, 2018, between the Issuer and the other parties named therein (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form S-1 of the Issuer filed on May 16, 2019).

3.	Registration Rights Agreement, dated as of November 21, 2017, by and among the Issuer and the stockholders party thereto (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on Form S-1 of the Issuer filed on May 16, 2019).

4.	Amendment to Registration Rights Agreement, dated as of March 15, 2018, between Avantor, Inc. and the other parties named therein (incorporated herein by reference to Exhibit 10.11 to the Registration Statement on Form S-1 of the Issuer filed on May 16, 2019).

5.	Form of Warrant to Purchase Common Stock of the Issuer (incorporated herein by reference to Exhibit 10.12 to the Registration Statement on Form S-1 of the Issuer, filed on May 16, 2019).

6.	Lock-up Agreement[s], dated as of April 17, 2019.

99.1	Joint Filing Agreement, dated as of May 31, 2019, by and among the Reporting Persons.

99.2	Power of Attorney, relating to each of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of May 31, 2019.

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Jennifer Lee
Name: Jennifer Lee
Title: Attorney-in-fact

GOLDMAN SACHS & CO. LLC

By:	/s/ Jennifer Lee
Name: Jennifer Lee
Title: Attorney-in-fact

BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.

By:	/s/ Jennifer Lee
Name: Jennifer Lee
Title: Attorney-in-fact

BRIDGE Street Opportunity Advisors, L.L.C.

By:	/s/ Jennifer Lee
Name: Jennifer Lee
Title: Attorney-in-fact

STONEBRIDGE 2017, L.P.

By:	/s/ Jennifer Lee
Name: Jennifer Lee
Title: Attorney-in-fact

STONEBRIDGE 2017 OFFSHORE, L.P.

By:	/s/ Jennifer Lee
Name: Jennifer Lee
Title: Attorney-in-fact

STONEBRIDGE 2018, L.P.

By:	/s/ Jennifer Lee
Name: Jennifer Lee
Title: Attorney-in-fact

STONEBRIDGE 2018 OFFSHORE, L.P.

By:	/s/ Jennifer Lee
Name: Jennifer Lee
Title: Attorney-in-fact

VWR PARTNERS, L.P.

By:	/s/ Jennifer Lee
Name: Jennifer Lee
Title: Attorney-in-fact

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, Mark O. Winkelman, who is a citizen of the Netherlands, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.

M. Michele Burns	Former Chairman and CEO, Mercer LLC; Former CFO of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.

Drew G. Faust	Professor and Former President of Harvard University

Mark A. Flaherty	Former Vice Chairman, Wellington Management Company

William W. George	Senior Fellow at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.

James A. Johnson	Chairman of Johnson Capital Partners

Ellen J. Kullman	Former Chair and Chief Executive Officer of DuPont

Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.

Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners

Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.

Jan E. Tighe	Former Vice Admiral, United States Navy

David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.

Mark O. Winkelman	Private Investor

SCHEDULE II-A

The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman Sachs & Co. LLC, which exercises the authority of Goldman Sachs & Co. LLC in managing BSPI, Bridge Street and each of the GS Funds.

The business address for each member listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: the business address of each of Michael Bruun, Martin A. Hintze, Matthias Hieber, James Reynolds, Michele Titi-Cappelli and Andrew E. Wolff is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui and Xiang Fan is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Mitchell S. Weiss is 30 Hudson Street, Jersey City, NJ 07302-4699.

All members listed below are United States citizens, except as follows: Anthony Arnold and Stephanie Hui are citizens of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze and Oliver Thym are citizens of Germany; Matthias Hieber is a citizen of Austria; Nicole Agnew is a citizen of Canada; Michele Titi-Cappelli is a citizen of Italy; Xiang Fan is a citizen of the People’s Republic of China and Michael Bruun is a citizen of Denmark.

Name	Present Principal Occupation

Richard A. Friedman	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Managing Director of Goldman Sachs & Co. LLC
Michael Bruun	Managing Director of Goldman Sachs International
Thomas G. Connolly	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Managing Director of Goldman Sachs & Co. LLC
Joe DiSabato	Managing Director of Goldman Sachs & Co. LLC
Elizabeth C. Fascitelli	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Managing Director of Goldman Sachs & Co. LLC
Wendy Gorman	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Managing Director of Goldman Sachs & Co. LLC
Matthias Hieber	Managing Director of Goldman Sachs International
Martin A Hintze	Managing Director of Goldman Sachs International
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Managing Director of Goldman Sachs & Co. LLC
Yael Levy	Managing Director of Goldman Sachs & Co. LLC
Jo Natauri	Managing Director of Goldman Sachs & Co. LLC
Sumit Rajpal	Managing Director of Goldman Sachs & Co. LLC
James Reynolds	Managing Director of Goldman Sachs International
David Thomas	Managing Director of Goldman Sachs & Co. LLC
Oliver Thym	Managing Director of Goldman Sachs & Co. LLC
Mitchell S. Weiss	Managing Director of Goldman Sachs & Co. LLC
Andrew E. Wolff	Managing Director of Goldman Sachs International
Raymond Filocoma	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Managing Director of Goldman Sachs International
Laurie Schmidt	Managing Director of Goldman Sachs & Co. LLC
Xiang Fan	Managing Director of Goldman Sachs (Asia) L.L.C.

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of (i) BSPI, and (ii) Bridge Street, are set forth below.

The business address for all the executive officers listed below is c/o Goldman Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, Martin A. Hintze, James H. Reynolds, Andrew E. Wolff, Matteo Botto Poala, Michael Bruun, Alex Mignotte, Ana Estrada Lopez, Amitayush Bahri, Richard Spencer, Mike Ebeling, Matthias Hieber,  Michele Titi-Cappelli, Maximilliano Ramirez-Espain, Tim Campbell, Emilie Railhac, James Garman, Heather Mulahasani and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui, Xiang Fan, Michael Hui, Joanne Xu, Getty Chin and Jay Hyun Lee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Yuji Matsumoto is Roppongi Hills Mori Tower 47th floor, 10-1 Roppongi 6-chome, Tokyo 106-6147, Japan. The business address of each of Joseph P. DiSabato and David Campbell is 555 California Street, San Francisco, CA 94104.  The business address of Julianne Ramming, Michael Watts, Barry Olson, Chance Monroe, Kyle Kendall, James Huckaby, Thomas Ferguson and Clayton Wilmer is 2001 Ross Avenue, Suite 2800, Dallas, TX 75201. The business address of Amit Raje and Lavanya Ashok is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of Bin Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China. The business address of each of Mitchell S. Weiss, Jason Levesque, and Mark G. Riemann is 30 Hudson Street, Jersey City, NJ 07302-4699. The business address of Cristiano Camargo is Rua Leopoldo Couto Magalhaes Junior 700, 16 andar, Itaimi Bibi, 04542-000 Sao Paulo-SP, Brazil.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds, Alex Mignotte and Emilie Railhac are citizens of France; Adrian M. Jones is a citizen of Ireland; Martin Hintze, Mike Ebeling, and Oliver Thym are citizens of Germany; Anthony Arnold, Tim Campbell, James Garman, Heather Mulahasani, Richard Spencer and Stephanie Hui are citizens of the United Kingdom; Philippe Camu is a citizen of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Maximilliano Ramirez-Espain and Ana Estrada Lopez are citizens of Spain, Michael Bruun is a citizen of Denmark, Lavanya Ashok, Harsh Nanda, Amitayush Bahri and Amit Raje are citizens of India, David Campbell is a citizen of Australia, Nicole Agnew is a citizen of Canada, Matthias Hieber is a citizen of Austria, Cristiano Camargo is a citizen of Brazil, Xiang Fan and Joanne Xu are citizens of the People’s Republic of China and Michael Hui and Bin Zhu are citizens of the People’s Republic of China (Hong Kong permanent resident). Jay Hyun Lee is a citizen of the Republic of Korea. Yuji Matsumoto is a citizen of Japan.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman Sachs & Co. LLC
Philippe Camu	Vice President	Managing Director of Goldman Sachs International
Thomas G. Connolly	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joseph P. DiSabato	Vice President	Managing Director of Goldman Sachs & Co. LLC
Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman Sachs & Co. LLC
James R. Garman	Vice President	Managing Director of Goldman Sachs International
Bradley J. Gross	Vice President	Managing Director of Goldman Sachs & Co. LLC
Matthias Hieber	Vice President	Managing Director of Goldman Sachs International
Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International
Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alan Kava	Vice President	Managing Director of Goldman Sachs & Co. LLC

Michael E. Koester	Vice President	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Vice President	Managing Director of Goldman Sachs & Co. LLC
Heather L. Mulahasani	Vice President	Managing Director of Goldman Sachs International
Sumit Rajpal	Vice President	Managing Director of Goldman Sachs & Co. LLC
James H. Reynolds	Vice President	Managing Director of Goldman Sachs International
Richard Spencer	Vice President	Managing Director of Goldman Sachs International
Oliver Thym	Vice President	Managing Director of Goldman Sachs & Co. LLC
Peter A. Weidman	Vice President	Managing Director of Goldman Sachs & Co. LLC
Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs International
Nicole Agnew	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kirsten Anthony	Vice President	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Vice President	Managing Director of Goldman Sachs & Co. LLC
Lavanya Ashok	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited
Amitayush Bahri	Vice President	Managing Director of Goldman Sachs International
Allison Beller	Vice President	Managing Director of Goldman Sachs & Co. LLC
Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International
Michael Bruun	Vice President	Managing Director of Goldman Sachs International
Cristiano Camargo	Vice President	Managing Director of Goldman Sachs do Brasil Banco Múltiplo S.A.
David Campbell	Vice President	Managing Director of Goldman Sachs & Co. LLC
Tim Campbell	Vice President	Managing Director of Goldman Sachs International
David Castelblanco	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alexander Cheek	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mike Ebeling	Vice President	Managing Director of Goldman Sachs International
Xiang Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Jeffrey M. Fine	Vice President	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Vice President	Managing Director of Goldman Sachs & Co. LLC
Ana Estrada Lopez	Vice President	Managing Director of Goldman Sachs International
Thomas Ferguson	Vice President	Managing Director of Goldman Sachs & Co. LLC
James Huckaby	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Jonathan Hunt	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kyle Kendall	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jay Hyun Lee	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Lee Levy	Vice President	Managing Director of Goldman Sachs & Co. LLC
Yuji Matsumoto	Vice President	Managing Director of Goldman Sachs Japan Co., Ltd
Alexandre Mignotte	Vice President	Managing Director of Goldman Sachs International
Christopher Monroe	Vice President	Managing Director of Goldman Sachs & Co. LLC
Harsh Nanda	Vice President	Managing Director of Goldman Sachs & Co. LLC
Barry Olson	Vice President	Managing Director of Goldman Sachs & Co. LLC
Edward Pallesen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Emilie Railhac	Vice President	Managing Director of Goldman Sachs International
Amit Raje	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited
Andrew Rhee	Vice President	Managing Director of Goldman Sachs & Co. LLC
Leonard Seevers	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gabriella Skirnick	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International
Peter Vermette	Vice President	Managing Director of Goldman Sachs & Co. LLC

Mark Wetzel	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joanne Xu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Bin Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Penny McSpadden	Vice President	Managing Director of Goldman Sachs International
Maximilliano Ramierez-Espain	Vice President	Managing Director of Goldman Sachs International
Michael Watts		Managing Director of Goldman Sachs & Co. LLC
Laurie E. Schmidt	Vice President	Managing Director of Goldman Sachs & Co. LLC
Susan Hodgkinson	Vice President and Secretary	Managing Director of Goldman Sachs & Co. LLC
William Y Eng	Vice President	Vice President of Goldman Sachs & Co. LLC
Scott Kilpatrick	Vice President	Vice President of Goldman Sachs & Co. LLC
Julianne Ramming	Vice President	Vice President of Goldman Sachs & Co. LLC
Clayton Wilmer	Vice President	Vice President of Goldman Sachs & Co. LLC
Wei Yan	Vice President	Vice President of Goldman Sachs & Co. LLC
David Thomas	Vice President, Assistant Secretary & General Counsel	Managing Director of Goldman Sachs & Co. LLC
Mitchell S. Weiss	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Jason Levesque	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Mark G. Riemann	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Michael J. Perloff	Vice President	Managing Director of Goldman Sachs & Co. LLC
Getty Chin	Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Kirsten Frivold	Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC

SCHEDULE III

The Securities and Exchange Commission (the “SEC”) has alleged that the huddles program of Goldman Sachs & Co. LLC (“Goldman Sachs”) - a practice where Goldman Sachs equity research analysts allegedly provided their best trading ideas to Goldman Sachs traders and a select group of Goldman Sachs top clients - created a serious and substantial risk that analysts would share material nonpublic information concerning their published research with Asymmetric Service Initiative (“ASI”) clients and firm traders. The SEC alleged that Goldman Sachs willfully violated Section 15(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by failing to establish, maintain, and enforce adequate policies and procedures to prevent such misuse in light of the risks arising from the huddles and ASI. Without admitting or denying such violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 15(b) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on April 12, 2012 (the “ASI Order”) by the SEC pursuant to which Goldman Sachs (i) shall cease and desist from committing or causing any violations and any future violations of Section 15(g) of the Exchange Act; (ii) is censured; (iii) paid a total civil money penalty of $22 million on April 19, 2012, $11 million of which was paid to the Financial Industry Regulatory Authority in a related proceeding, and $11 million of which was paid to the SEC, and (iv) shall comply with certain other undertakings, including a comprehensive review, including recommendations, of the policies, procedures and practices maintained and implemented by Goldman Sachs pursuant to Section 15(g) of the Exchange Act that relate to the findings of the ASI Order.

Starting in July 2008, Neil M.M. Morrison (“Morrison”) was employed by Goldman Sachs to solicit municipal underwriting business from, among others, the Commonwealth of Massachusetts Treasurer’s Office. From November 2008 to October 2010, Morrison was also substantially engaged in the political campaigns, including the November 2010 Massachusetts gubernatorial campaign, for Timothy P. Cahill (“Cahill”), the then-Treasurer of Massachusetts. Morrison worked on Cahill’s campaign during work hours using firm resources. Morrison also made a secret, undisclosed cash campaign contribution to Cahill. Within two years of Morrison’s contribution, Goldman Sachs engaged in municipal securities business with issuers associated with Cahill as Treasurer and as a candidate for Governor. The SEC alleged that Goldman Sachs’s engagement in municipal securities business with these issuers violated Section 15B(c)(1) of the Exchange Act and MSRB Rule G-37(b), and that Goldman Sachs’s failure to maintain records of and to report in regulatory filings the contributions and campaign work, and to take steps to ensure that the attributed contributions, or campaign work or the conflicts of interest raised by them were disclosed in bond offering documents, violated MSRB Rules G-8, G-9, G-17, G-27 and G-37. Without admitting or denying such violations (except as to the SEC’s jurisdiction over it and the subject matter of the proceedings), Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b), 15B(c)(2) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on September 27, 2012 (the “Morrison Order”). Goldman Sachs agreed to cease and desist from committing or causing any violations and any future violations of Section 15B(c)(1) of the Exchange Act, MSRB Rule G-37(b), MSRB Rule G-17, MSRB Rule G-27, MSRB Rule G-37(e), MSRB Rule G-8 and MSRB Rule G-9. Goldman Sachs is censured and was required to pay disgorgement of $7,558,942 and prejudgment interest of $670,033. Of the $7,558,942 in disgorgement, $2,120,547 will be deemed satisfied by Goldman Sachs’s payment of $1,512,902 to the Commonwealth of Massachusetts and $607,645 to the Massachusetts Water Pollution Abatement Trust in a related action by the Commonwealth of Massachusetts. The remaining $5,438,395 and prejudgment interest of $670,033 was required to be paid to the SEC for remittance to the United States Treasury. Finally, the Morrison Order required Goldman Sachs to pay a civil money penalty in the amount of $3,750,000 to the SEC, of which $1,875,000 will be transferred to the MSRB in accordance with Section 15B(c)(9)(A) of the Exchange Act, and of which the remaining $1,875,000 will be transferred to the United States Treasury. The disgorgement, prejudgment interest and civil money penalty were all paid in full by submission of a wire to the SEC on October 3, 2012, and by submission of checks to the Commonwealth of Massachusetts and the Massachusetts Water Pollution Abatement Trust on October 4, 2012.

The SEC has alleged that Goldman Sachs conducted inadequate due diligence in certain offerings and, as a result, failed to form a reasonable basis for believing the truthfulness of certain material representations in official statements issued in connection with those offerings. This resulted in Goldman Sachs offering and selling municipal securities on the basis of materially misleading disclosure documents. The SEC alleged that Goldman Sachs willfully violated Section 17(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The violations discussed in the Order were self-reported by Goldman Sachs to the SEC pursuant to the Division of Enforcement’s Municipalities Continuing Disclosure Cooperation Initiative. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act and Section 15(b) of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 18, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 17(a)(2) of the Securities Act; (II) paid a civil money penalty in the amount of $500,000 on June 25, 2015; and (III) shall comply with the undertakings enumerated in the Order, including retaining an independent consultant to conduct a review of Goldman Sachs’s policies and procedures as they relate to municipal securities underwriting due diligence and requires Goldman Sachs to adopt the independent consultant’s recommendations (unless the SEC finds a recommendation unduly burdensome, impractical, or inappropriate, in which case Goldman Sachs shall not be required to abide by, adopt, or implement that recommendation).

The SEC has found that Goldman Sachs did not have a system of risk management controls and supervisory procedures reasonably designed to manage the financial, regulatory, and other risks of market access in relation to its listed equity options business, which contributed to the entry of erroneous electronic options orders on multiple options exchanges on August 20, 2013. The SEC found that Goldman Sachs willfully violated Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder in relation to its controls and supervisory procedures addressing (I) the entry of orders that exceed appropriate pre-set credit or capital thresholds; (II) the entry of erroneous orders that exceed appropriate price or size parameters or that indicate duplicative orders; and (III) the management of software changes that impact order flow. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 30, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder; (II) is censured; and (III) paid a total civil money penalty of $7 million on June 30, 2015.

The SEC alleged that Goldman Sachs violated Regulation SHO under the Exchange Act by improperly relying Goldman Sachs’s automated locate function in the order management system without having confirmed the availability of the securities to be located.  In addition, the SEC alleged that Goldman Sachs employees did not provide sufficient and accurate information with respect to these locates in Goldman Sachs’s locate log, which must reflect the basis upon which Goldman Sachs provided the locates. The SEC alleged that Goldman Sachs willfully violated Rule 203(b)(1) of Regulation SHO and Section 17(a) of the Exchange Act.  Without admitting or denying the violations, Goldman Sachs consented to the entry by the SEC of an Order Instituting Administrative and Cease-and-Desist Proceedings, pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order (Release No. 34-76899, Jan. 14, 2016).  Pursuant to the Order, Goldman Sachs must cease and desist from committing or causing any violations and any future violations of Rule 203(b)(1) of Regulation SHO, and any violations and any future violations of Section 17(a) of the Exchange Act and Rule 203(b)(1)(iii) thereunder relating to short sale locate records.  Also pursuant to the Order, Goldman Sachs was censured and paid a civil money penalty in the amount of $15,000,000 on January 20, 2016.  The SEC stated that, in determining to accept Goldman Sachs’s offer of settlement, it considered certain remedial acts taken by Goldman Sachs.

SCHEDULE IV

TRADE DATE	BUY/SELL	QUANTITY	PRICE
5/16/2019	B	207000000	13.615
5/17/2019	B	5000000	14
5/17/2019	S	714286	14
5/17/2019	B	363100	14.5
5/17/2019	B	31050000	13.769
5/17/2019	S	31050000	13.769
5/17/2019	S	9500	14
5/17/2019	S	1800	14
5/17/2019	S	10000	14
5/17/2019	S	2127	14
5/17/2019	S	15000	14
5/17/2019	S	388	14
5/17/2019	S	7770	14
5/17/2019	S	50000	14
5/17/2019	S	176554	14
5/17/2019	S	1000	14
5/17/2019	S	500	14
5/17/2019	S	4588	14
5/17/2019	S	2200	14
5/17/2019	S	5900	14
5/17/2019	S	22646	14
5/17/2019	S	75000	14
5/17/2019	S	50000	14
5/17/2019	S	2200	14
5/17/2019	S	3800	14
5/17/2019	S	3400	14
5/17/2019	S	500	14
5/17/2019	S	1500	14
5/17/2019	S	1842	14
5/17/2019	S	9300	14
5/17/2019	S	2000	14
5/17/2019	S	20300	14
5/17/2019	S	750000	14
5/17/2019	S	800000	14
5/17/2019	S	3200	14
5/17/2019	S	1000000	14
5/17/2019	S	2100	14
5/17/2019	S	7665	14
5/17/2019	S	1030	14
5/17/2019	S	12558	14
5/17/2019	S	3500000	14
5/17/2019	S	50000	14
5/17/2019	S	50000	14
5/17/2019	S	1800	14
5/17/2019	S	1000	14
5/17/2019	S	20370	14
5/17/2019	S	40130	14
5/17/2019	S	8455	14
5/17/2019	S	11385	14
5/17/2019	S	13060	14
5/17/2019	S	95615	14
5/17/2019	S	18539	14
5/17/2019	S	1000	14
5/17/2019	S	340	14
5/17/2019	S	30	14
5/17/2019	S	450	14
5/17/2019	S	810	14
5/17/2019	S	1050	14
5/17/2019	S	100	14
5/17/2019	S	1000	14
5/17/2019	S	1000	14
5/17/2019	S	5000	14
5/17/2019	S	10000	14
5/17/2019	S	20000	14
5/17/2019	S	28125	14
5/17/2019	S	50000	14
5/17/2019	S	107143	14
5/17/2019	S	250000	14
5/17/2019	S	428571	14
5/17/2019	S	800000	14
5/17/2019	S	909375	14
5/17/2019	S	937500	14
5/17/2019	S	1714286	14
5/17/2019	S	1875000	14
5/17/2019	S	17857143	14
5/17/2019	S	250000	14
5/17/2019	S	3747	14
5/17/2019	S	11500000	14
5/17/2019	S	8863	14
5/17/2019	S	107328	14
5/17/2019	S	400000	14
5/17/2019	S	1883809	14
5/17/2019	S	7000000	14
5/17/2019	S	1900	14
5/17/2019	S	12500	14
5/17/2019	S	109767	14
5/17/2019	S	2141000	14
5/17/2019	S	4000	14
5/17/2019	S	19445	14
5/17/2019	S	20000	14
5/17/2019	S	20000	14
5/17/2019	S	20000	14
5/17/2019	S	30000	14
5/17/2019	S	50000	14
5/17/2019	S	50000	14
5/17/2019	S	51282	14
5/17/2019	S	80000	14
5/17/2019	S	100000	14
5/17/2019	S	114500	14
5/17/2019	S	114500	14
5/17/2019	S	150000	14
5/17/2019	S	159500	14
5/17/2019	S	385000	14
5/17/2019	S	500000	14
5/17/2019	S	884218	14
5/17/2019	S	1091540	14
5/17/2019	S	20370	14
5/17/2019	S	48910	14
5/17/2019	S	461723	14
5/17/2019	S	3200	14
5/17/2019	S	5100	14
5/17/2019	S	6741	14
5/17/2019	S	6700	14
5/17/2019	S	150000	14
5/17/2019	S	500	14
5/17/2019	S	40000	14
5/17/2019	S	10000	14
5/17/2019	S	461723	14
5/17/2019	S	27200	14
5/17/2019	S	50000	14
5/17/2019	S	415400	14
5/17/2019	S	1000000	14
5/17/2019	S	1850000	14
5/17/2019	S	17850000	14
5/17/2019	S	1090	14
5/17/2019	S	2100	14
5/17/2019	S	2300	14
5/17/2019	S	5400	14
5/17/2019	S	117900	14
5/17/2019	S	18259	14
5/17/2019	S	1500000	14
5/17/2019	S	2600	14
5/17/2019	S	5000	14
5/17/2019	S	750000	14
5/17/2019	S	49200	14
5/17/2019	S	750000	14
5/17/2019	S	7000	14
5/17/2019	S	6600	14
5/17/2019	S	7600	14
5/17/2019	S	100299	14
5/17/2019	S	149701	14
5/17/2019	S	20000	14
5/17/2019	S	8500	14
5/17/2019	S	2320	14
5/17/2019	S	1500	14
5/17/2019	S	1100	14
5/17/2019	S	1000000	14
5/17/2019	S	2633	14
5/17/2019	S	3942	14
5/17/2019	S	20430	14
5/17/2019	S	29263	14
5/17/2019	S	67239	14
5/17/2019	S	273656	14
5/17/2019	S	992580	14
5/17/2019	S	6732860	14
5/17/2019	S	25600	14
5/17/2019	S	2270	14
5/17/2019	S	3853	14
5/17/2019	S	4119	14
5/17/2019	S	5112	14
5/17/2019	S	8096	14
5/17/2019	S	11189	14
5/17/2019	S	19119	14
5/17/2019	S	24320	14
5/17/2019	S	25784	14
5/17/2019	S	27467	14
5/17/2019	S	29262	14
5/17/2019	S	33212	14
5/17/2019	S	35390	14
5/17/2019	S	36351	14
5/17/2019	S	37032	14
5/17/2019	S	43137	14
5/17/2019	S	55490	14
5/17/2019	S	57600	14
5/17/2019	S	60143	14
5/17/2019	S	61295	14
5/17/2019	S	80331	14
5/17/2019	S	90656	14
5/17/2019	S	94466	14
5/17/2019	S	106387	14
5/17/2019	S	107147	14
5/17/2019	S	142777	14
5/17/2019	S	144789	14
5/17/2019	S	170928	14
5/17/2019	S	171661	14
5/17/2019	S	175984	14
5/17/2019	S	177672	14
5/17/2019	S	242351	14
5/17/2019	S	409000	14
5/17/2019	S	7890	14
5/17/2019	S	36195	14
5/17/2019	S	50352	14
5/17/2019	S	177000	14
5/17/2019	S	190543	14
5/17/2019	S	639000	14
5/17/2019	S	2192000	14
5/17/2019	S	7898	14
5/17/2019	S	15556	14
5/17/2019	S	18495	14
5/17/2019	S	20936	14
5/17/2019	S	21100	14
5/17/2019	S	23063	14
5/17/2019	S	30078	14
5/17/2019	S	33238	14
5/17/2019	S	37605	14
5/17/2019	S	38925	14
5/17/2019	S	46598	14
5/17/2019	S	48427	14
5/17/2019	S	51727	14
5/17/2019	S	56778	14
5/17/2019	S	57181	14
5/17/2019	S	69668	14
5/17/2019	S	70095	14
5/17/2019	S	74180	14
5/17/2019	S	77000	14
5/17/2019	S	80109	14
5/17/2019	S	97831	14
5/17/2019	S	104387	14
5/17/2019	S	107538	14
5/17/2019	S	117720	14
5/17/2019	S	119807	14
5/17/2019	S	184030	14
5/17/2019	S	186194	14
5/17/2019	S	225552	14
5/17/2019	S	235472	14
5/17/2019	S	267493	14
5/17/2019	S	276736	14
5/17/2019	S	323455	14
5/17/2019	S	338262	14
5/17/2019	S	513000	14
5/17/2019	S	667926	14
5/17/2019	S	1218000	14
5/17/2019	S	4398772	14
5/17/2019	S	88377	14
5/17/2019	S	220000	14
5/17/2019	S	393546	14
5/17/2019	S	13371	14
5/17/2019	S	36890	14
5/17/2019	S	54110	14
5/17/2019	S	1370777	14
5/17/2019	S	56747	14
5/17/2019	S	100704	14
5/17/2019	S	176272	14
5/17/2019	S	201498	14
5/17/2019	S	603318	14
5/17/2019	S	1002118	14
5/17/2019	S	4870986	14
5/17/2019	S	177000	14
5/17/2019	S	2538	14
5/17/2019	S	3110	14
5/17/2019	S	5322	14
5/17/2019	S	18315	14
5/17/2019	S	158058	14
5/17/2019	S	260059	14
5/17/2019	S	587000	14
5/17/2019	S	2730000	14
5/17/2019	S	1071428	14
5/17/2019	S	12500	14
5/17/2019	S	7400	14
5/17/2019	S	5976	14
5/17/2019	S	18	14
5/17/2019	S	44	14
5/17/2019	S	54	14
5/17/2019	S	80	14
5/17/2019	S	92	14
5/17/2019	S	93	14
5/17/2019	S	119	14
5/17/2019	S	123	14
5/17/2019	S	137	14
5/17/2019	S	221	14
5/17/2019	S	268	14
5/17/2019	S	376	14
5/17/2019	S	479	14
5/17/2019	S	576	14
5/17/2019	S	1911	14
5/17/2019	S	45409	14
5/17/2019	S	82479	14
5/17/2019	S	131461	14
5/17/2019	S	751	14
5/17/2019	S	921	14
5/17/2019	S	1673	14
5/17/2019	S	1834	14
5/17/2019	S	3265	14
5/17/2019	S	4312	14
5/17/2019	S	4518	14
5/17/2019	S	13929	14
5/17/2019	S	21765	14
5/17/2019	S	55696	14
5/17/2019	S	72389	14
5/17/2019	S	163045	14
5/17/2019	S	215261	14
5/17/2019	S	434665	14
5/17/2019	S	10000	14
5/17/2019	S	8928571	14
5/17/2019	S	9300	14
5/17/2019	S	714500	14
5/17/2019	S	11700	14
5/17/2019	S	72100	14
5/17/2019	S	150600	14
5/17/2019	S	420700	14
5/17/2019	S	1500	14
5/17/2019	S	9400	14
5/17/2019	S	23100	14
5/17/2019	S	929300	14
5/17/2019	S	105000	14
5/17/2019	S	5894100	14
5/17/2019	S	600	14
5/17/2019	S	1300	14
5/17/2019	S	1500	14
5/17/2019	S	3400	14
5/17/2019	S	3700	14
5/17/2019	S	3800	14
5/17/2019	S	4400	14
5/17/2019	S	4500	14
5/17/2019	S	8100	14
5/17/2019	S	13200	14
5/17/2019	S	14200	14
5/17/2019	S	15800	14
5/17/2019	S	16600	14
5/17/2019	S	19200	14
5/17/2019	S	26900	14
5/17/2019	S	53100	14
5/17/2019	S	73300	14
5/17/2019	S	106700	14
5/17/2019	S	533100	14
5/17/2019	S	1800	14
5/17/2019	S	1700	14
5/17/2019	S	3000	14
5/17/2019	S	500	14
5/17/2019	S	1800	14
5/17/2019	S	595000	14
5/17/2019	S	43000	13.769
5/17/2019	S	43000	13.769
5/17/2019	B	31050000	13.615
5/17/2019	S	43000	13.769
5/17/2019	B	5000000	14
5/17/2019	S	1929714	14
5/17/2019	S	31050000	13.769
5/17/2019	B	31050000	13.769
5/17/2019	B	1929714	14
5/17/2019	S	2000	14
5/17/2019	S	500	14
5/17/2019	S	4200	14
5/17/2019	S	300	14
5/17/2019	S	1500	14
5/17/2019	S	4600	14
5/17/2019	S	1000	14
5/17/2019	S	9200	14
5/17/2019	S	300000	14
5/17/2019	S	1600	14
5/17/2019	S	2800	14
5/17/2019	S	5000	14
5/17/2019	S	20000	14
5/17/2019	S	17873	14
5/17/2019	S	8800	14
5/17/2019	S	150	14
5/17/2019	S	2600	14
5/17/2019	S	1400	14
5/17/2019	S	300	14
5/17/2019	S	1600	14
5/17/2019	S	8400	14
5/17/2019	S	2069180	14
5/17/2019	S	100	14
5/17/2019	S	2100	14
5/17/2019	S	417505	14
5/17/2019	S	73314	14
5/17/2019	S	130024	14
5/17/2019	S	130986	14
5/17/2019	S	274006	14
5/17/2019	S	287341	14
5/17/2019	S	100000	14
5/17/2019	S	2343080	14
5/17/2019	S	2673741	14
5/17/2019	S	1431227	14
5/17/2019	S	50000	14
5/17/2019	S	2500	14
5/17/2019	S	7700	14
5/17/2019	S	39448	14
5/17/2019	S	157795	14
5/17/2019	S	160552	14
5/17/2019	S	306250	14
5/17/2019	S	400000	14
5/17/2019	S	642205	14
5/17/2019	S	718750	14
5/17/2019	S	825000	14
5/17/2019	S	1964029	14
5/17/2019	S	5035971	14
5/17/2019	S	7500	14
5/17/2019	S	5000	14
5/17/2019	S	3697	14
5/17/2019	S	15939	14
5/17/2019	S	219	14
5/17/2019	S	325	14
5/17/2019	S	686	14
5/17/2019	S	1431	14
5/17/2019	S	1620	14
5/17/2019	S	2115	14
5/17/2019	S	2266	14
5/17/2019	S	3120	14
5/17/2019	S	4145	14
5/17/2019	S	4154	14
5/17/2019	S	4354	14
5/17/2019	S	4934	14
5/17/2019	S	5365	14
5/17/2019	S	5790	14
5/17/2019	S	7038	14
5/17/2019	S	7482	14
5/17/2019	S	7508	14
5/17/2019	S	7915	14
5/17/2019	S	8084	14
5/17/2019	S	8368	14
5/17/2019	S	8844	14
5/17/2019	S	10177	14
5/17/2019	S	11473	14
5/17/2019	S	11755	14
5/17/2019	S	11910	14
5/17/2019	S	12056	14
5/17/2019	S	12464	14
5/17/2019	S	12575	14
5/17/2019	S	13910	14
5/17/2019	S	13988	14
5/17/2019	S	14054	14
5/17/2019	S	14503	14
5/17/2019	S	17322	14
5/17/2019	S	17405	14
5/17/2019	S	20952	14
5/17/2019	S	21677	14
5/17/2019	S	22573	14
5/17/2019	S	23915	14
5/17/2019	S	27999	14
5/17/2019	S	29605	14
5/17/2019	S	29656	14
5/17/2019	S	31569	14
5/17/2019	S	32543	14
5/17/2019	S	35008	14
5/17/2019	S	38940	14
5/17/2019	S	41166	14
5/17/2019	S	63153	14
5/17/2019	S	75185	14
5/17/2019	S	78592	14
5/17/2019	S	82963	14
5/17/2019	S	86083	14
5/17/2019	S	97588	14
5/17/2019	S	100524	14
5/17/2019	S	106827	14
5/17/2019	S	201919	14
5/17/2019	S	205969	14
5/17/2019	S	217122	14
5/17/2019	S	268957	14
5/17/2019	S	498580	14
5/17/2019	S	1224693	14
5/17/2019	S	2488539	14
5/17/2019	S	1123	14
5/17/2019	S	1483	14
5/17/2019	S	2187	14
5/17/2019	S	4831	14
5/17/2019	S	6800	14
5/17/2019	S	7854	14
5/17/2019	S	17905	14
5/17/2019	S	277	14
5/17/2019	S	616	14
5/17/2019	S	699	14
5/17/2019	S	721	14
5/17/2019	S	811	14
5/17/2019	S	1009	14
5/17/2019	S	1570	14
5/17/2019	S	2653	14
5/17/2019	S	4174	14
5/17/2019	S	4610	14
5/17/2019	S	4851	14
5/17/2019	S	6266	14
5/17/2019	S	6697	14
5/17/2019	S	8245	14
5/17/2019	S	15306	14
5/17/2019	S	17053	14
5/17/2019	S	21580	14
5/17/2019	S	29482	14
5/17/2019	S	57428	14
5/17/2019	S	248757	14
5/17/2019	S	1800	14
5/17/2019	S	5000000	14
5/17/2019	S	700	14
5/17/2019	S	6400	14
5/17/2019	S	1201	14
5/17/2019	S	9564	14
5/17/2019	S	13696	14
5/17/2019	S	20028	14
5/17/2019	S	1508465	14
5/17/2019	S	14500	14
5/17/2019	S	9000	14
5/17/2019	S	400	14
5/17/2019	S	450	14
5/17/2019	S	350	14
5/17/2019	S	10000	14
5/17/2019	S	9500	14
5/17/2019	S	5200	14
5/17/2019	S	53570	14
5/17/2019	S	5000	14
5/17/2019	S	66666	14
5/17/2019	S	525952	14
5/17/2019	S	1000	14
5/17/2019	S	500	14
5/17/2019	S	2640	14
5/17/2019	S	250	14
5/17/2019	S	200	14
5/17/2019	S	5600	14
5/17/2019	S	200	14
5/17/2019	S	1000	14
5/17/2019	S	150	14
5/17/2019	S	600000	14
5/17/2019	S	4500	14
5/17/2019	S	500	14
5/17/2019	S	7800	14
5/17/2019	S	9300	14
5/17/2019	S	250	14
5/17/2019	S	467300	14
5/17/2019	S	48600	14
5/17/2019	S	67900	14
5/17/2019	S	123100	14
5/17/2019	S	244700	14
5/17/2019	S	532600	14
5/17/2019	S	794200	14
5/17/2019	S	1344200	14
5/17/2019	S	1378300	14
5/17/2019	S	22500	14
5/17/2019	S	290300	14
5/17/2019	S	2290100	14
5/17/2019	S	403	14
5/17/2019	S	1453	14
5/17/2019	S	3800	14
5/17/2019	S	5700	14
5/17/2019	S	6300	14
5/17/2019	S	8900	14
5/17/2019	S	17000	14
5/17/2019	S	35500	14
5/17/2019	S	39800	14
5/17/2019	S	86900	14
5/17/2019	S	101500	14
5/17/2019	S	138700	14
5/17/2019	S	184000	14
5/17/2019	S	300000	14
5/17/2019	S	357700	14
5/17/2019	S	1774900	14
5/17/2019	S	176700	14
5/17/2019	S	288800	14
5/17/2019	S	289300	14
5/17/2019	S	2000	14
5/17/2019	S	154900	14
5/17/2019	S	160900	14
5/17/2019	S	182500	14
5/17/2019	S	330800	14
5/17/2019	S	400000	14
5/17/2019	S	883700	14
5/17/2019	S	985700	14
5/17/2019	S	1525500	14
5/17/2019	S	1702100	14
5/17/2019	S	2502544	14
5/17/2019	S	458200	14
5/17/2019	S	790000	14
5/17/2019	S	1600	14
5/17/2019	S	2300	14
5/17/2019	S	7500	14
5/17/2019	S	6400	14
5/17/2019	S	1000	14
5/17/2019	S	150	14
5/17/2019	S	250	14
5/17/2019	S	7600	14
5/17/2019	S	50000	14
5/17/2019	S	2600	14
5/17/2019	S	1400	14
5/17/2019	S	400	14
5/17/2019	S	1000	14
5/17/2019	S	500000	14
5/17/2019	S	9500	14
5/17/2019	S	5000	14
5/17/2019	S	100	14
5/17/2019	S	100	14
5/17/2019	S	1000	14
5/17/2019	S	300	14
5/17/2019	S	1000	14
5/17/2019	S	72028	14
5/17/2019	S	72591	14
5/17/2019	S	119292	14
5/17/2019	S	1287346	14
5/17/2019	S	2145569	14
5/17/2019	S	193407	14
5/17/2019	S	150	14
5/17/2019	S	2300	14
5/17/2019	S	1000	14
5/17/2019	S	250	14
5/17/2019	S	3600	14
5/17/2019	S	250	14
5/17/2019	S	2780	14
5/17/2019	S	42855	14
5/17/2019	S	66667	14
5/17/2019	S	1100000	14
5/17/2019	S	100	14
5/17/2019	S	5400	14
5/17/2019	S	450	14
5/17/2019	S	1700	14
5/17/2019	S	3200	14
5/17/2019	S	1000	14
5/17/2019	S	2900	14
5/17/2019	S	1000	14
5/17/2019	S	6900	14
5/17/2019	S	22873	14
5/17/2019	S	2110	14
5/17/2019	S	3203	14
5/17/2019	S	4760	14
5/17/2019	S	5804	14
5/17/2019	S	6955	14
5/17/2019	S	7203	14
5/17/2019	S	7876	14
5/17/2019	S	9115	14
5/17/2019	S	28898	14
5/17/2019	S	38293	14
5/17/2019	S	40044	14
5/17/2019	S	56675	14
5/17/2019	S	64000	14
5/17/2019	S	64730	14
5/17/2019	S	71599	14
5/17/2019	S	152234	14
5/17/2019	S	153306	14
5/17/2019	S	256105	14
5/17/2019	S	257795	14
5/17/2019	S	505141	14
5/17/2019	S	851599	14
5/17/2019	S	2375682	14
5/17/2019	S	50	14
5/17/2019	S	100	14
5/17/2019	S	200	14
5/17/2019	S	1000000	14
5/17/2019	S	100	14
5/17/2019	S	5900	14
5/17/2019	S	1000	14
5/17/2019	S	2300	14
5/17/2019	S	7400	14
5/17/2019	S	1200	14
5/17/2019	S	5866	14
5/17/2019	S	13073	14
5/17/2019	S	18689	14
5/17/2019	S	88618	14
5/17/2019	S	133355	14
5/17/2019	S	179045	14
5/17/2019	S	561354	14
5/17/2019	S	550	14
5/17/2019	S	111938	14
5/17/2019	S	240276	14
5/17/2019	S	552654	14
5/17/2019	S	1800	14
5/17/2019	S	250	14
5/17/2019	S	2000	14
5/17/2019	S	500	14
5/17/2019	S	4800	14
5/17/2019	S	66667	14
5/17/2019	S	6000	14
5/17/2019	S	5000	14
5/17/2019	S	6400	14
5/17/2019	S	250	14
5/17/2019	S	1000	14
5/17/2019	S	3900	14
5/17/2019	S	300	14
5/17/2019	S	5000	14
5/17/2019	S	14580	14
5/17/2019	S	20000	14
5/17/2019	S	50000	14
5/17/2019	S	58536	14
5/17/2019	S	107145	14
5/17/2019	S	150000	14
5/17/2019	S	1250000	14
5/17/2019	S	14000	14
5/17/2019	S	21430	14
5/17/2019	S	10000	14
5/17/2019	S	10000	14
5/17/2019	S	50000	14
5/17/2019	S	14000	14
5/17/2019	S	250	14
5/17/2019	S	450	14
5/17/2019	S	250	14
5/17/2019	S	1900	14
5/17/2019	S	300	14
5/17/2019	S	100	14
5/17/2019	S	100	14
5/17/2019	S	6800	14
5/17/2019	S	500	14
5/17/2019	S	250	14
5/17/2019	S	8200	14
5/17/2019	S	5000	14
5/17/2019	S	400	14
5/17/2019	S	10500	14
5/17/2019	S	3700	14
5/17/2019	S	2700	14
5/17/2019	S	150	14
5/17/2019	S	2200	14
5/17/2019	S	2700	14
5/17/2019	S	12000	14
5/17/2019	S	3100	14
5/17/2019	S	550	14
5/17/2019	S	200	14
5/17/2019	S	2500	14
5/17/2019	S	1700	14
5/17/2019	S	50	14
5/17/2019	S	5000	14
5/17/2019	S	250	14
5/17/2019	S	6500	14
5/17/2019	S	11000	14
5/17/2019	S	1200	14
5/17/2019	S	950	14
5/17/2019	S	3536	14
5/17/2019	S	1000	14
5/17/2019	S	250	14
5/17/2019	S	150	14
5/17/2019	S	4600	14
5/17/2019	S	8200	14
5/17/2019	S	300	14
5/17/2019	S	500	14
5/17/2019	S	9100	14
5/17/2019	S	100300	14
5/17/2019	S	149700	14
5/17/2019	S	250	14
5/17/2019	S	1800	14
5/17/2019	S	4200	14
5/17/2019	S	550	14
5/17/2019	S	150	14
5/17/2019	S	12000	14
5/17/2019	S	1500	14
5/17/2019	S	250	14
5/17/2019	S	250	14
5/17/2019	S	500	14
5/17/2019	S	18571	14
5/17/2019	S	47142	14
5/17/2019	S	2102500	14
5/17/2019	S	67000	14
5/17/2019	S	525500	14
5/17/2019	S	350	14
5/17/2019	S	100	14
5/17/2019	S	900	14
5/17/2019	S	1800	14
5/17/2019	S	2100	14
5/17/2019	S	1300	14
5/17/2019	S	1000	14
5/17/2019	S	500	14
5/17/2019	S	250	14
5/17/2019	S	2100	14
5/17/2019	S	250	14
5/17/2019	S	8500	14
5/17/2019	S	400	14
5/17/2019	S	400	14
5/17/2019	S	100	14
5/17/2019	S	5600	14
5/17/2019	S	500	14
5/17/2019	S	250	14
5/17/2019	S	250	14
5/17/2019	S	1100	14
5/17/2019	S	5000	14
5/17/2019	S	300	14
5/17/2019	S	876285	14
5/17/2019	S	260000	14
5/17/2019	S	1421785	14
5/17/2019	S	1549714	14
5/17/2019	S	1702285	14
5/17/2019	S	3928576	14
5/17/2019	S	7021714	14
5/17/2019	S	1400	14
5/17/2019	S	1100	14
5/17/2019	S	30240	14
5/17/2019	S	50000	14
5/17/2019	S	3000	14
5/17/2019	S	7100	14
5/17/2019	S	1000	14
5/17/2019	S	8700	14
5/17/2019	S	1000	14
5/17/2019	S	1700	14
5/17/2019	S	400	14
5/17/2019	S	550	14
5/17/2019	S	250	14
5/17/2019	S	250	14
5/17/2019	S	100	14
5/17/2019	S	8800	14
5/17/2019	S	250	14
5/17/2019	S	250	14
5/17/2019	S	250	14
5/17/2019	S	500	14
5/17/2019	S	700	14
5/17/2019	S	400	14
5/17/2019	S	4900	14
5/17/2019	S	1000	14
5/17/2019	S	325000	13.769
5/17/2019	S	2700	14
5/17/2019	S	500	14
5/17/2019	S	4400	14
5/17/2019	S	1200	14
5/17/2019	S	8400	14
5/17/2019	S	1100	14
5/17/2019	S	150	14
5/17/2019	S	65000	13.769
5/17/2019	S	141000	13.769
5/17/2019	S	100	14
5/17/2019	S	100	14
5/17/2019	S	141000	13.769
5/17/2019	S	250	14
5/17/2019	S	2300	14
5/17/2019	S	3000	14
5/17/2019	S	5300	14
5/17/2019	S	4900	14
5/17/2019	S	3000	14
5/17/2019	S	150	14
5/17/2019	S	2600	14
5/17/2019	S	4900	14
5/17/2019	S	545000	14
5/17/2019	S	866000	13.769
5/17/2019	S	250	14
5/17/2019	S	8400	14
5/17/2019	S	550	14
5/17/2019	S	43000	13.769
5/17/2019	S	325000	13.769
5/17/2019	S	400	14
5/17/2019	S	1600	14
5/17/2019	S	250	14
5/17/2019	S	250	14
5/17/2019	S	5400	14
5/17/2019	S	2900	14
5/17/2019	S	100	14
5/17/2019	S	250	14
5/17/2019	S	43000	13.769
5/17/2019	S	5400	14
5/17/2019	S	1500	14
5/17/2019	S	12500	14
5/17/2019	S	2700	14
5/17/2019	S	250	14
5/17/2019	S	12500	14
5/17/2019	S	150	14
5/17/2019	S	1000	14
5/17/2019	S	50000	14
5/17/2019	S	325000	13.769
5/17/2019	S	150	14
5/17/2019	S	141000	13.769
5/17/2019	S	550	14
5/17/2019	S	2900	14
5/17/2019	S	150	14
5/17/2019	S	400	14
5/17/2019	S	1000	14
5/17/2019	S	1500	14
5/17/2019	S	1600	14
5/17/2019	S	4200	14
5/17/2019	S	30000	13.769
5/17/2019	S	43000	13.769
5/17/2019	S	100	14
5/17/2019	S	20000	13.769
5/17/2019	S	141000	13.769
5/17/2019	S	400	14
5/17/2019	S	2300	14
5/17/2019	S	250	14
5/17/2019	S	43000	13.769
5/17/2019	S	100	14
5/17/2019	S	150	14
5/17/2019	S	250	14
5/17/2019	S	200	14
5/17/2019	S	43000	13.769
5/17/2019	S	43000	13.769
5/17/2019	S	8400	14
5/17/2019	S	12500	14
5/17/2019	S	1000	14
5/17/2019	S	43000	13.769
5/17/2019	S	900	14
5/17/2019	S	3000	14
5/17/2019	S	3000	14
5/17/2019	S	100	14
5/17/2019	S	12500	14
5/17/2019	S	2300	14
5/17/2019	S	5400	14
5/17/2019	S	3800	14
5/17/2019	S	43000	13.769
5/17/2019	S	43000	13.769
5/17/2019	S	2800	14
5/17/2019	S	1300	14
5/17/2019	S	300	14
5/17/2019	S	700	14
5/17/2019	S	50	14
5/17/2019	S	8400	14
5/17/2019	S	400	14
5/17/2019	S	50	14
5/17/2019	S	400	14
5/17/2019	S	350	14
5/17/2019	S	4300	14
5/17/2019	S	6200	14
5/17/2019	S	3200	14
5/17/2019	S	141000	13.769
5/17/2019	S	43000	13.769
5/17/2019	S	43000	13.769
5/17/2019	S	8800	14
5/20/2019	B	816614	15.6241